Mail Stop 4561

October 6, 2009

John Whittle, Vice President and General Counsel
Fortinet, Inc.
1090 Kifer Road
Sunnyvale, CA 94086

> **Re:** **Fortinet, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 15, 2009**
> **File No. 333-161190**

Dear Mr. Whittle:

We have reviewed your revised filing and have the following comments. Unless otherwise indicated, references to prior comments refer to those contained in our comment letter dated September 4, 2009.

General

1.   We note your response to prior comment 1 as it relates to your belief that you were entitled to rely on the Rule 701 exemption from registration under the Securities Act for the offers and sales of securities pertaining to certain compensatory stock options during periods when you were not in compliance with Section 12(g) under the Exchange Act. You state on page 31 that you believe you were entitled to rely on Rule 701 "and other exemptions" for offers and sales during the period from May 1, 2006 to January 27, 2008. In this regard, please provide a supplemental response explaining what exemption(s) from registration other than Rule 701 you believe were available, and why you believe any such exemption was available.

2.   With respect to your reliance on Rule 701 for option-related offers and sales during periods of non-compliance with Section 12(g), please provide us supplementally with the aggregate sales price or amount of securities sold in reliance on Rule 701 during the pertinent consecutive 12-month period or periods that spanned the period from May 1, 2006 to January 10, 2007, and any applicable prior periods when the company was not in compliance with Section 12(g). See Rule 701(d)(2) and Question 271.06 of the Division of Corporation Finance Compliance and Disclosure Interpretations on Securities Act Rules. In addition, if the aggregate sales price or amount of securities sold during any such

consecutive 12-month period exceeded $5 million, please tell us how the company complied with the informational requirements of Rule 701(e).

3. With regards to the information provided in response to the second bullet point to prior comment 1, please explain further the following:

- Your disclosures on page F-26 indicate that the liability awards were reclassified into equity when the SEC amended Section 12(g) on December 7, 2007. Based on your response, it appears that the awards were reclassified at a later date when the decision to amend the 2000 Plan had been made. Please clarify when you reclassified these awards and revise your disclosures as necessary.

- Please explain further how you applied the guidance in EITF 00-19 in concluding that reclassification of the awards prior to amending the 2000 Plan was appropriate. In this regard, tell us how you concluded that the terms of the contract (the 2000 Plan) permitted the company to net-share settle the contract by delivery of unregistered shares at the time you reclassified these awards to equity.

- Tell us the number of option awards that were modified beginning in January 2007 through the end of fiscal year 2007 and tell us the amount of incremental expense recorded as of each modification date during fiscal year 2007.

- Tell us the number of modified options outstanding and the fair value of such awards at March 31, 2007, June 30, 2007 and September 30, 2007 and provide the assumptions used in determining such values.

- Tell us whether you fair valued these awards prior to reclassification into equity. If so, tell us the date on which you valued such shares, tell us the fair value of such awards, and tell us the assumptions used in your valuation model. Also, please provide the value for such awards at December 30, 2007 and January 28, 2008.

4. Tell us how you determined the classification of stock options granted to employees, non-employee directors and outside consultants that were not in compliance with Section 12(g) and are subject to potential rescission rights. Also, tell us the number of shares that are subject to potential repurchase and tell us your consideration to include a discussion regarding this contingency in your financial statement footnotes. Please provide the specific accounting guidance you relied upon in making your determinations with regards to classification and disclosures. (i.e., SFAS 123R, SFAS 150, EITF 00-19, SFAS 5 etc.)

Risk Factors

"A portion of our revenue is generated by sales to governmental entities…," page 20

5.   We note that in your amended registration statement you have modified this risk
        factor to remove the word "significant" from the statement that sales to
        governmental agency end-customers "have accounted for a significant portion of
        [y]our revenue in past periods." Please help us to understand the reasons for this
        modification. If the company determined since filing the initial registration
        statement that governmental end-customers did not account for a significant
        portion of revenue in past periods, please advise. In this regard, tell us, if known,
        the percentage of revenues that you derive from sales to governmental entities
        through your channel partners.

"Our failure to timely file a registration statement…," page 31

6.   We note your statement that reliance on the Rule 12h-1 exemption once the
        company satisfied the requirements of the rule "would not necessarily remedy the
        past violation" of Section 12(g). Please revise to remove the word "necessarily"
        from this assertion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 45

7.   We note your response to prior comment 11 and believe that your revised
        disclosures still do not address our prior concern. In this regard, your disclosure
        should explain why overall gross margin for the near term may be relatively flat
        or decrease modestly compared to that achieved in the first six months of fiscal
        2009. Your revised disclosure only addresses how product revenue was impacted
        during the first half of fiscal year 2009. Please revise your disclosure as
        appropriate.

8.   We note from your risk factor disclosures on page 11 that much of the revenue
        you report each quarter is the recognition of deferred revenue from subscription
        and service contracts entered into during previous quarters. Consequently, the
        effect of significant downturns in new or renewed sales of your subscriptions or
        services is not reflected in full in the company's results of operations until future
        periods. Please tell us when you invoice customers for your subscription and
        service contracts (i.e., monthly, quarterly, annually).   Additionally, tell us what
        consideration you gave to disclosing the total contract value of all your non-
        cancellable subscription and service contracts (i.e., backlog) pursuant to Item
        101(c)(1)(viii) of Regulation S-K.

Stock-Based Compensation, pages 50

9.   We note from your response to prior comment 13 that the company believes
        disclosures appropriate to fair value are more applicable than disclosures
        appropriate to intrinsic value. However, your current disclosures do not appear to
        provide fair value information for all outstanding vested and unvested options
        based on the IPO price. As such, revise your filing to provide these fair value
        disclosures. Alternatively, consider revising your disclosure to include the
        intrinsic value of all outstanding vested and unvested options based on the
        difference between the estimated IPO price and the exercise price of the options
        outstanding as of the most recent balance sheet date included in the registration
        statement.

10.   We note your response to prior comment 14 and we have the following additional
        comments with regards to your stock-based compensation disclosures included in
        your Critical Accounting Policies and Estimates discussion:

        •   Revise to include a discussion of the quantitative and qualitative factors
            considered in selecting the comparable companies used in your valuations
            model;

        •   We note that changes in management's assumptions about the company's
            forecasted operating results were one of the significant factors contributing to
            the changes in the fair value of your common stock. Enhance your disclosures
            to include a discussion of the reasons behind the "slight reduction" or "slight
            increase" in your forecasted operating results (i.e., release of new products,
            delays in product releases, economic factors, etc.); and

        •   Revise to quantify the assumptions used in determining the fair value of the
            underlying shares of common stock at each valuation date (i.e., illiquidity
            discounts, market value multiples, etc.) and include a discussion regarding the
            reasons for any significant changes in such assumptions.

Liquidity and Capital Resources, page 69

11.   We note your response to prior comment 17 and your revised disclosures on page
        70 where you indicate that changes in days sales outstanding have impacted the
        company's operating cash flows for each period presented. Revise to quantify the
        days sales outstanding for each period and include a discussion regarding the
        reasons for any significant changes in such amounts (i.e., changes in credit
        collection policies, extended payment terms, etc.). We refer you to Section IV.B
        of SEC Release 33-8350.

Business

Customers, page 92

12.   We note that you have revised your filing in response to prior comment 18 to
identify Alternative Technology, a subsidiary of Arrow Electronics, Inc., as the
distributor that accounted for approximately 12% of the company's total revenue
in fiscal 2008 and approximately 13% of total revenue for the first six months of
2009. Please also provide us with your analysis as to how you concluded you are
not required by Item 601(b)(10)(ii)(B) of Regulation S-K to file your agreement,
if any, with this major customer as an exhibit to your registration statement.

Customer Case Studies, page 92

13.   We note your response to prior comment 19. Please provide us supplementally
with the names of the customers discussed in your case studies and identified
respectively as a "prominent financial firm," a "Fortune 500 company," a
"leading global telecommunications provider," a "leading federal defense
organization," and a "leading global financial services firm." In addition, for each
of these customers that you describe as "leading" or "prominent" in their
respective industries, please provide supplemental support for these descriptions.
Please note that you may request confidential treatment for information provided
in your response letter pursuant to Rule 83.

Legal Proceedings, page 100

14.   Please ensure that you provide all of the information required by Item 103 of
Regulation S-K with respect to the company's material pending legal
proceedings. In this regard, with respect to the patent infringement claims
brought against the company by Palo Alto Networks, ESR and Deep Nines, please
provide a brief description of the factual basis alleged to underlie the proceedings
and disclose the nature and amount of relief sought, if known. We note your risk
factor disclosure on page 30 that you "may be required to pay substantial damages
and could be prevented from selling certain of [y]our products" as a result of these
lawsuits.

Executive Compensation

Compensation Discussion and Analysis

Overview, page 108

15.   You state that your executive compensation programs are designed, among other
goals, to provide total compensation opportunities comparable to those offered by

"a peer group of similar companies within similar industries and of a similar size." Please provide support for the assertion that the peer group companies are of a similar size, and clarify whether you are referring to size in terms of total revenues or number of employees or other measure. In this regard, as noted in prior comment 20, it appears that most of the companies you identify as peer group companies on page 108 have significantly greater total revenues than the company.

Determining the Amount of Elements of Executives' Compensation, page 110

16.   We note that you have revised your disclosure in response to comment 21 to explain further how you benchmark base pay for your named executive officers against the base pay practices of the identified peer group companies. It appears from your filing, however, that you may also engage in benchmarking other elements of compensation, including variable pay and total cash compensation, against the practices of companies reflected in certain third-party surveys, and accordingly should provide the information called for by Item 402(b)(2)(xiv) of Regulation S-K for these uses of benchmarking as well. In this regard, we note your statements that you "determine the targeted levels of variable cash compensation by participating in salary surveys administered by third parties," and that you seek to "set total cash compensation (base salary plus variable pay) above the average of the surveyed market…." Please provide greater detail regarding whether these determinations entail benchmarking or whether they entail the review or consideration of a broad-based third-party survey for a more general purpose than benchmarking compensation. See Question 118.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations on Regulation S-K. If you engage in benchmarking to determine targets for variable pay, total cash compensation or other elements of compensation, in each case if material to your compensation policies and decisions, please identify the benchmark and its components, specifying the targeted percentiles or ranges used as target benchmarks and discussing where actual payments fell in comparison to the targeted benchmark for each applicable element of compensation. See Item 402(b)(1)(v) and Item 402(b)(2)(xiv) of Regulation S-K.

Variable Pay, page 111

17.   We refer to prior comment 23 relating to corporate performance targets used to determine incentive cash bonuses for your named executive officers for fiscal 2008. We note that in response, you have disclosed only that, "For 2008 we achieved our operating income target in each quarter other than the first quarter of 2008 and between 94% and 98% of the quarterly and annual revenue targets." Please expand to disclose specifically the quarterly and annual operating income and revenue targets used to determine cash bonuses, and the company's

performance against each such target. You may wish to use a chart or similar presentation for this information. See Item 402(b)(2)(v) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

18. We note your response to prior comment 31 and your revised disclosures on page 20 where you indicate that government entities may have contractual or other legal rights to terminate contracts with your distributors or resellers and although the company's contracts with your distributors "generally do not contain such termination rights," any such termination may adversely impact your future results of operations. Considering you "generally" do not offer termination rights to your distributors, please explain further why you believe such rights could have an impact on your future results of operations. To the extent that the company ultimately honors the termination rights offered by your channel partner to the government agency end-customer, then explain further how you account for such rights and revise your disclosures as necessary.

***

You may contact Jason Niethamer at (202) 551-3855 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions or comments on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (650) 493-6811
Larry W. Sonsini
Carmen Chang
John A. Fore
Scott Anthony
Wilson Sonsini Goodrich & Rosati, P.C.